NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

May 19, 2025

Alexandra Barone

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Software Effective Solutions, Corp.

Amendment No. 1 to Offering Statement on Form 1-A

Filed April 28, 2025

File No. 024-12591

Dear Ms. Barone:

This is in response to the letter of comment of the Staff dated May 8, 2025, relating to the captioned Offering Statement on Form 1-A of Software Effective Solutions Corp. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Amendment No. 1 to Offering Statement on Form 1-A

General

1.We note your response to prior comment 1, as well as your revised disclosure that contemplates both a primary offering of Offered Shares and a secondary offering of the shares of common stock underlying the Subject Convertible Note. However, your disclosure continues to state that “the principal amount convertible notes (the “Subject Convertible Notes”) will, by their terms, be eligible for conversion into Offered Shares.” Please revise to reconcile this inconsistency, as your disclosure throughout the offering statement does not appear to indicate that the 500,000,000 Offered Shares include the resale shares offered by your selling shareholders.

2.We note your revised disclosure that you “intend to file a supplement to this Offering Circular pursuant to Rule 253(g)(2), wherein the exact number of Offered Shares issued in payment of the Subject Convertible Notes to be offered by the Selling Shareholders in this offering will be disclosed.” Please revise to state the volume of securities to be offered for resale, and have counsel revise the Exhibit 12.1 legality opinion to cover the shares to be offered for resale. Refer to Rule 253(b)(4) of Regulation A and Item 17(12) of Form 1-A.

The Company believes that its revisions to the disclosure associated with the Selling Shareholders throughout the Offering Circular, in furtherance of discussions involving the undersigned and the Staff, resolve Comments 1 and 2.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Software Effective Solutions Corp.